Exhibit 23.1

Consent of Independent Auditors

The Board of Directors
Nuvox, Inc.:

We consent to incorporation by reference in the registration statement on Form S-8 of Nuvox, Inc. of our report dated March 23, 2001 with respect to the consolidated balance sheets of Nuvox, Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years ended December 31, 2000 and 1999 and for the period from June 15, 1998 (inception) to December 31, 1998 and the related financial statement schedule, which report appears in the December 31, 2000, annual report on Form 10-K of Nuvox, Inc.

/S/ KPMG LLP KPMG LLP

St. Louis, Missouri
August 23, 2001